Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

December 15, 2017

VIA EDGAR

United States Securities

and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc. Registration Statement on Form S-1 (as amended) File No: 333-220368

Ladies and Gentlemen:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-220368) to become effective on Tuesday, December 19, 2017, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow and Patrick Egan of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Adial Pharmaceuticals, Inc.

By: /s/ William B. Stilley
Name:	William B. Stilley
Title:	Chief Executive Officer

cc:	Joseph Truluck, Chief Financial Officer of Adial Pharmaceuticals, Inc. Leslie Marlow, Esq., Gracin & Marlow, LLP